UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 3, 2004

Gary P. Encinas
Chief Counsel, Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/3/2004

Re: PG&E Corporation
Incoming letter dated December 22, 2003

Dear Mr. Encinas:

This is in response to your letter dated December 22, 2003 concerning the shareholder proposal submitted to PG&E by Nick Rossi. We also have received a letter on the proponent's behalf dated January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PG&E Corporation

Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 22, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Mr. Nick Rossi

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal and supporting statement (the "Proposal") from Mr. Nick Rossi, who has designated Mr. John Chevedden to act on his behalf with respect to the Proposal. The Proposal was submitted for consideration at the Corporation's 2004 Annual Meeting of Shareholders. For the reasons set forth below, the Corporation intends to omit portions of the Proposal from the proxy statement and form of proxy for the 2004 Annual Meeting.

Pursuant to Securities and Exchange Commission (SEC) Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are:

1) the original and five copies of this letter, which includes an explanation of why the Corporation believes it may omit portions of the Proposal;

2) six copies of Mr. John Chevedden's transmittal letter and Proposal, dated November 20, 2003, which the Corporation received on November 21, 2003; and

3) six copies of other related correspondence between the Corporation and the proponent and his representative.[1]

---

1 On October 28, 2003, the Corporation received a substantially similar shareholder proposal from Mr. Rossi on the same topic as the Proposal, dated October 21, 2003. That submission contained Mr. Rossi's authorization for Mr. John Chevedden to represent the Proposal. The Corporation has informed both Mr. Rossi and Mr. John Chevedden that the Corporation will treat the November 21, 2003 submission as the official submission.

A copy of this letter also is being sent to notify Mr. Rossi and Mr. Chevedden that the Corporation intends to omit portions of the Proposal from the Corporation's proxy statement for its 2004 annual meeting.

BACKGROUND

The Proposal states the following:

> Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

The Proposal also contains various factual allegations and quotations, presumably as part of the supporting statement.

REASONS FOR OMISSIONS

PG&E Corporation believes that significant portions of the Proposal are false and misleading in violation of Rule 14a-9, and therefore portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Staff also has consistently recognized that supporting statements which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). *See e.g.*, Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Cigna Corp. (February 16, 1988).

PG&E Corporation believes the proposal is false and misleading in the following respects:

a. **The Proposal misleadingly uses inconsistent methods for calculating the levels of votes cast for prior proposals regarding shareholder rights plans as compared to methods for calculating votes cast against those proposals.**

Portions of the proponent's supporting statement reads as follows:

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	66%
2003	67%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 33% vote for our Directors' objection equals only 19% of PG&E shares outstanding, and insiders own 7% of our stock.

The proponent uses inconsistent calculation methods to misleadingly suggest that support for prior shareholder rights proposals is "more impressive than raw percentages." In calculating support for the prior shareholder rights plan proposals, the proponent conveniently uses the smallest possible denominator - the sum of yes and no votes cast – to generate the largest possible percentage of support. By contrast, when calculating the level of votes cast against the prior proposals, he conveniently uses the largest possible denominator - shares outstanding – to generate the smallest percentage of support possible.

Further, the reference in that sentence to the fact that insiders own 7 percent of the stock suggests that, of the claimed 19 percent support for the directors' position, 7 percent can be discounted such that the true level of support for the directors' position is only 12 percent. Such a connection only can be drawn if (1) the 7 percent ownership statistic is as of the record date of the last meeting and (2) all of those "insider shares" were voted at the meeting, and were cast in accordance with the directors' recommendations. With respect to item (1), the Proponent does not give any citations to indicate that the source and timing of his 7 percent statistic. With respect to item (2), given the Corporation's confidential voting policies, such information is not available to any party except the tabulator, who does not maintain this information; it would be impossible for the proponent to have that level of detailed information.

Based on proponent's massaging of statistics in an attempt to mislead shareholders into believing that shareholder support exceeds that reflected in a simple comparison of the "yes" votes to those votes cast at the meeting, the Corporation believes that the entire paragraph should be deleted.

b. The Proposal falsely states that the Proposal provides directors with discretion as to whether to submit items to shareholder vote, and misleadingly suggests that the granting of such discretion should encourage Directors to support the Proposal.

The supporting statement also states the following:

> I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason.

The proponent's belief is based on a false assumption that the Proposal provides the directors with discretion to ignore the shareholders' wishes. However, as drafted, the Proposal does not provide the directors with any flexibility to ignore a shareholder vote, whatever the reason.[2]

Not only is the assertion of director flexibility false, but, because the proponent's statement of opinion is based on a false premise, the entire sentence is misleading and should be omitted.

c. Reference to CII and institutional investors is irrelevant and misleading.

The supporting statement also states the following:

> The Council of Institutional Investors www.cii.org whose members have $2 trillion invested, called for shareholder approval of poison pills. Institutional investors in general own 62% of our stock.

The proponent misleads shareholders by referring to a statement made by the Council of Institutional Investors (the "Council") in the sentence immediately prior to his reference to Corporation stock ownership by institutional investors. Whatever

[2] The proponent's assertion that the Board has flexibility to overrule a shareholder vote may stem from an incorrect application of the general rule that the Board of Directors, may, in exercise of its fiduciary duties, determine that its will not adopt a proposal even if it is approved by the shareholders. However, if the Board decided to adopt the Proposal, the language of the Proposal would dictate the level of flexibility granted to the Board, and the Proposal does not grant the board any discretion to ignore a shareholder vote regarding adoption, maintenance, or extension of shareholder rights plans.

"institutional investors" means, it is quite different from the "Council of Institutional Investors," yet the proponent's supporting statement makes it appear as if the "institutional investors" that own shares of the Corporation's common stock all support the Council's statement. In addition, the Proposal may be read to imply that the Council is synonymous with "institutional investors," which also is not true.

As required in prior Staff No-Action Letters, proponent should omit the second sentence, beginning with "Institutional investors" and ending in "of our stock." *See, e.g., Honeywell International* (January 15, 2003).

CONCLUSION

For the foregoing reasons, PG&E Corporation believes that the Corporation may properly omit portions of Mr. Rossi's Proposal from its 2004 proxy materials.

We respectfully request confirmation that the Staff will not recommend any enforcement action if the Corporation excludes portions of Mr. Rossi's Proposal from the Corporation proxy materials, in the manner described above. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

PG&E Corporation intends to release definitive copies of its 2004 proxy materials to its shareholders on or about March 17, 2004, and plans to submit a draft of the 2004 proxy materials to its printer by March 3, 2004. Accordingly, we would appreciate the Staff's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

G.P. Encinas

Gary P. Encinas

Enclosures

cc: Mr. John Chevedden
Mr. Nick Rossi
Linda Y.H. Cheng

Nick Ross,
P.O. Box 249
Boonville, CA 95415

RECEIVED
PG&E CORPORATION
NOV 21 2003
OFFICE OF THE
CORPORATE SECRETARY

PROCESSING
SEC MAIL RECEIVED
DEC 24 2003
SECTION
187
WASH., D.C.

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Ross 10/21/03 Nick Ross,

cc: Linda Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7265

cc: LHE, LYHC, DMK, ALF, CAH,
Gary Encincas, Frances Chang, Kathleen Hayes,
Brian Hertzog

The attached proposal is submitted consistent with the above letter.
Sincerely, [signature]
November 20, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	66%
2003	67%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 33% vote for our Directors' objection equals only 19% of PG&E shares outstanding and insiders owned 7% of our stock.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A response, which could still allow our directors to give a poison pill with no shareholder vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills. Institutional investors in general own 62% of our stock.

Director Confidence in their Oversight

I believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – with their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors Corporate Governance Policies updated September 4, 2003

F S Chang

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

November 25, 2003

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on November 21, 2003, of a revised shareholder proposal dated November 20, 2003, submitted by you on behalf of Mr. Nick Rossi, for consideration at PG&E Corporation's next annual shareholder meeting. PG&E Corporation intends to treat the November 21, 2003, submission as a replacement of Mr. Rossi's October 21, 2003, submission and will disregard the October 21, 2003 submission. I have referred the proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cah

cc: Nick Rossi

bcc: w/ copies of Mr. Rossi's submission
Robert D. Glynn Jr.
Bruce R. Worthington
Leslie H. Everett
Gabriel B. Togneri
Wondy S. Lee
Eric Montizambert
Frances S. Chang
Gary P. Encinas
Akesa L. Fakava
Kathleen M. Hayes
Brian Hertzog
Cheryl A. Higuera
David M. Kelly

Nick Ross,
P.O. Box 249
Boonville, CA 95415

RECEIVED
PG&E CORPORATION
NOV 21 2003
OFFICE OF THE
CORPORATE SECRETARY

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Neil Foster 10/21/03 Nick Ross,

cc: Linda Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7265

cc: LHE, LYHC, DMK, ALF, CAH,
Gary Encincas, Frances Chang, Kathleen Hayes,
Brian Hertzog

The attached proposal is submitted consistent with the above letter.
Sincerely,
November 20, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	66%
2003	67%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 33% vote for our Directors' objection equals only 19% of PG&E shares outstanding and insiders owned 7% of our stock.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.
"Ultimately if you perform well you remain independent, because your stock price stays up."
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A response, which could still allow our directors to give a poison pill with no shareholder vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills. Institutional investors in general own 62% of our stock.

Director Confidence in their Oversight

I believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – with their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors Corporate Governance Policies updated September 4, 2003

75c

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

November 6, 2003

SECTION 187 DEC 24 2003 RECEIVED PROCESSING

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on October 28, 2003 of a shareholder proposal (the "Proposal"), dated October 21, 2003, submitted by Mr. Nick Rossi, for consideration at PG&E Corporation's (the "Corporation") next annual shareholder meeting. The submission contained a legal proxy appointing you to represent Mr. Nick Rossi and the Proposal.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments, demonstrating that the shareholder held the required number of shares. Based on our preliminary review of the submission, we believe the required ownership information has not been provided.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problem. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

Our records show that Mr. Nick Rossi transferred his stock and no longer is a registered shareholder. Please provide the required ownership information. For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2004 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cah

Enclosures

cc: Nick Rossi

bcc: w/ copies of Mr. Nick Rossi's submission

Robert D. Glynn Jr.
Bruce R. Worthington
Leslie H. Everett
Gabriel B. Togneri
Wondy S. Lee
Eric A. Montizambert
Brian Hertzog
Akesa L. Fakava
Frances S. Chang
Gary P. Encinas
Kathleen M. Hayes
Cheryl A. Higuera
David M. Kelly

Nizk Rass,
P.O. Box 249
Boonville, CA 95415

RECEIVED
PG&E CORPORATION

OCT 2 8 2003

OFFICE OF THE
CORPORATE SECRETARY

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature] 10/21/03 Nizk Rass,

cc: Linda Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260

cc: LHE, LYC, DMK, ALF, CAH,
Gary Encincas, Frances Chang, Kathleen Hayes
done

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote. Also once adopted, removal or dilution of such rule to be submitted to shareholder vote at the earliest next election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	66%
2003	67%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Only 19% of PG&E shares outstanding supported our Directors' position on this topic in 2003 and insiders own 7% of our stock. The Council of Institutional Investors www.cii.org formally recommends adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 62% of our stock.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Ultimately if you perform well you remain independent, because your stock price stays up."
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

I believe that by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management will be the best management to maintain shareholder value. This would be convincing evidence of our Directors' confidence that our stock will not become an undervalued takeover target.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to PG&E Corporation (PCG) No Action Request
Nick Rossi

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

3] The proposal gives full disclosure on the methods used to calculate voting percentages. The company has not established that shareholders are unanimous in supporting one or another method of reporting voting result percentages to the exclusion of all other methods. Thus shareholders should not be censored in a manner which would allow the company to dictate that only its one favorite method be used to express voting results.

The Maytag Corporation (MYG) 2002 definitive proxy establishes that companies use more than one method of reporting the voting results. This text appeared on page 19 of the 2002 Maytag definitive proxy:
"The 1999 proposal [for annual election of each director] was adopted by an affirmative vote of 51.9% of the shares voting, *representing only 38.1% of all shares outstanding of Ma*ytag." (Emphasis added)

Maytag was not precluded from publishing two methods of expressing voting percentages by the Office of Chief Council.

Contrary to the company claim the proposal says nothing about a certain voting percentage can be "discounted." Yet the company says that a "connection" can be "drawn." However this requires the use of a two-step calculation formulation which the company devises.

4] Although the proposal calls for a shareholder vote in both sentences of the resolved statement, and not a shareholder approval, the company inscrutably claims that the proposal "does not grant the board any discretion to ignore a shareholder vote regarding … [the poison pill]. The two sentences of the resolved statement are explicitly stated as a request. Furthermore the company acknowledges the proposal explicitly states "it gives our Directors the discretion to ignore our shareholder vote …."

The Council of Institution Investors statement is clearly a generalization and not focused on any one company: "The Council ... called for shareholder approval of poison pills." Contrary to the company claim there is no proposal text that states the Council supports any particular proposal on this topic. Furthermore the Council of Institutional Investors text is positioned about as far as possible from the resolved statement of the proposal. The company does not support its argument by claiming it would be incorrect to state that the Council of Institutional Investors called for approval of all poison pills.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
Robert Glynn, Jr.

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	66%
2003	67%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 33% vote for our Directors' objection equals only 19% of PG&E shares outstanding and insiders owned 7% of our stock.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A response, which could still allow our directors to give a poison pill with no shareholder vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills. Institutional investors in general own 62% of our stock.

Director Confidence in their Oversight

I believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – with their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors Corporate Governance Policies updated September 4, 2003

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 22, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote.

There appears to be some basis for your view that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-8(i)(3) and rule 14a-9. In our view, the proponent must:

- delete the phrase "and insiders own 7% of our stock";
- delete the discussion that begins "I do not see..." and ends "...if our Directors seriously believe they have a good reason"; and
- delete the sentence "Institutional investors in general own 62% of our stock."

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Daniel Greenspan
Attorney-Advisor